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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                 Commission File Number 0-15518

                     Allied Bankshares, Inc.
     (Exact name of registrant as specified in its charter)

                     P. O. Box 1020
                     Thomson, Georgia  30824
                     (706) 595-9500

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Common Stock, par value $1.00 per share
    (Title of each class of securities covered by this Form)

_____________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii)  [ ]     Rule 15d-6           [ ]
     Rule 12h-3(b)(1)(i)   [ ]

     Approximate number of holders of record as of the certification or notice date:

None following effective date of the merger of the issuer into Regions Financial Corporation.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Regions Financial Corporation, successor by merger to Allied Bankshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 7, 1997     BY: /s/ Robert P. Houston
                           Executive Vice President and
                           Comptroller, Regions Financial
                           Corporation, successor by merger to
                           Allied Bankkshares, Inc.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.